Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

PHOTOMEDEX, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
 (Class of Securities)

719358301
(CUSIP Number)

James W. Sight
 2100 Brookwood
 Mission, Kansas 66208
 (913) 362-9133

with a copy to:
 Jacob W. Bayer, Jr., Esq.
 Polsinelli Shughart PC
 700 West 47th  Street, Suite 1000
 Kansas City, Missouri 64112
 (816) 753-1000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13-d1(e), 240.13d1(f) or 240.13d-1(g), check the following box  ☐ .

CUSIP No.  719358301*

1	NAMES OF REPORTING PERSON: James W. Sight
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 191,208
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 191,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 191,208
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.69%**
14	TYPE OF REPORTING PERSON: IN

* Former CUSIP No. was 719358202, new CUSIP No. reflects the 1-for-6 reverse stock split done on February 3, 2010.
**Based on 3,355,613 shares of Common Stock of the Company issued and outstanding as of November 14, 2011, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011.

             This Amendment No. 2 is being filed to update certain information in Items 4, 5, 6 and 7 of the original Schedule 13D, as amended (the “Schedule 13D”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein; reference is made to the Schedule 13D for information on the matters not specifically addressed in this Amendment No. 2.  Except as amended hereby, the Schedule 13D remains in full force and effect.

All share amounts presented reflect a 1-for-6 reverse stock split, which was effected by PhotoMedex, Inc. (“Issuer”) on February 3, 2010.

Item 4 Purpose of Transaction

The disclosure in Item 4 is hereby amended to include the following:

The Issuer and Radiancy, Inc. (“Radiancy”) have entered into a definitive Amended and Restated Agreement and Plan of Merger providing for the acquisition of Radiancy by Issuer, which we refer to as the “merger agreement.” Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, at the effective time of the merger, Radiancy will merge with PHMD Merger Sub, Inc., a wholly owned Delaware corporation and subsidiary of the Issuer. Radiancy will survive the merger as a majority-owned subsidiary of the Issuer. At the time of completion of the merger, outstanding shares of Radiancy common stock and preferred stock will be converted into the right to receive shares of common stock of Issuer (the “Shares”).  At the time of completion of the merger, the Issuer’s stockholders will receive warrants and/or options to purchase Shares.

The merger agreement has been attached hereto as Exhibit 2.1.  The foregoing description of the merger agreement does not purport to be complete and is qualified in its entirety by reference to the merger agreement.

Following the merger, the Issuer’s board of directors will consist of eight (8) directors. Three (3) of the director nominees will be identified by Issuer and five (5) of the director nominees will be identified by Radiancy. James W. Sight (the “Reporting Person”) has been identified by the Issuer as a director nominee.  At the 2011 Annual Meeting of the Issuer’s stockholders, the stockholders will elect the directors of the Issuer to serve until the next annual meeting of the Issuer’s stockholders, which election shall be subject to the closing of the merger.

In connection with the merger, Issuer will also be seeking stockholder approval of changes to the Issuer’s articles of incorporation, including the following: (a) an increase in the number of authorized Shares to fifty million (50,000,000) and (b) authorization of five million (5,000,000) shares of preferred stock, par value $0.01 per share, which shall be designated as blank check preferred. The proposed Amended and Restated Articles of Incorporation of Issuer is attached hereto as Exhibit 3.1.  The foregoing description of the Amended and Restated Articles of Incorporation does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Articles of Incorporation of Issuer.

For more information regarding the merger and the proposed changes to the Issuer’s Amended and Restated Articles of Incorporation, see the Registration Statement on Form S-4 (File No. 333-176295), as amended from time to time, filed by the Issuer with the Securities and Exchange Commission (the “Commission”) and the Prospectus filed by the Issuer with the Commission on November 22, 2011, pursuant to rule 424(b) under the Securities Act of 1933, as amended.

Except as set forth above, the Reporting Person does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration; or (j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:

(a)	The Reporting Person owns 191,208 Shares, which represent 5.69% of the issued and outstanding Shares.

(b)
The Reporting Person possesses the shared power to vote and dispose of his Shares described in Item 5(a) herein.

The power to vote and dispose of the Reporting Person’s Shares is shared with:

Name:  Radiancy, Inc.
State of Incorporation:  Delaware
Principal Business:  Developer and manufacturer of home-use and professional aesthetic and dermatological devices.
Address:  40 Ramland Road South, Suite 200, Orangeburg, New York 10962
To the best of the Reporting Person’s knowledge, Radiancy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
To the best of the Reporting Person’s knowledge, Radiancy has not, during the last five years, been (i) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or (ii) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	None.
(d)	No person is known to have the right to receive, or the powers to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares.
(e)	Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 6 is hereby amended to include the following:

The Reporting Person entered into an Amended and Restated Shareholder Voting Support, Lock-Up and Confidentiality Agreement with Radiancy (the “Voting Support, Lock-Up and Confidentiality Agreement”) which is attached hereto as Exhibit 9.1.  In addition, other investors representing approximately 48% of the currently issued and outstanding Shares have each, individually, entered into the Voting Support, Lock-Up and Confidentiality Agreement with Radiancy.  The following description of the Voting Support, Lock-Up and Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Support, Lock-Up and Confidentiality Agreement.

Pursuant to the Voting Support, Lock-Up and Confidentiality Agreement, the Reporting Person has agreed to appear in person or by proxy at the Issuer’s stockholder meeting called for purposes of adopting the merger agreement and approving the merger and the transactions contemplated thereby, and to vote: (i) in favor of the adoption of the merger agreement and the approval of the merger and the transactions contemplated thereby; (ii) against any proposal made in opposition to, or in competition with, adoption of the merger agreement and approval of the merger and the transactions contemplated thereby; and (iii) against any other action that is intended, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the adoption of the merger agreement and approval of the merger and the transactions contemplated thereby; at any such meeting of stockholders or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the merger, the merger agreement or the transactions contemplated thereby is sought by the Issuer.

Pursuant to the Voting Support, Lock-Up and Confidentiality Agreement, the Reporting Person has agreed, subject to certain exceptions, that he will not directly or indirectly, prior to the termination of such agreement: (i) transfer, assign, sell, gift-over, pledge, encumber, hypothecate, exchange or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution), or offer or solicit to do any of the foregoing, of any or all of the equity securities and/or any debt or similar securities that are convertible into equity securities of Issuer held by him, including any additional equity securities and/or any debt or similar securities that are convertible into equity securities of Issuer, which such stockholder may subsequently acquire, including all additional equity securities which may be issued to such stockholder upon the exercise of any options, warrants or other securities convertible into or exchangeable for securities of Issuer (all such securities of such stockholder, “Subject Securities”) or any right or interest therein, or consent to any of the foregoing (any such action, a “Transfer”), (ii) enter or offer to enter into any derivative arrangement with respect to, or create or suffer to exist any liens or encumbrances with respect to, any or all of the Subject Securities or any right or interest therein, in either case that would reasonably be expected to prevent or delay such stockholder’s compliance with his obligations under such agreement; (iii) enter or offer to enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (iv) grant any proxy, power-of-attorney or other authorization or consent with respect to any Subject Securities with respect to any matter that is, or that could be exercised in a manner, inconsistent with the transactions contemplated by the merger agreement or the provisions thereof; (v) deposit any Subject Securities into a voting trust, or enter into a voting agreement or arrangement with respect to any Subject Securities; or (vi) enter or offer to enter into any contract or agreement that would be breached by, or take any other action that would reasonably be expected to prevent or delay such stockholder’s compliance with its obligations under such agreement.

Item 7 Material to Be Filed as Exhibits

2.1	--
Amended and Restated Agreement and Plan of Merger, dated as of October 31, 2011, by and among Radiancy, Inc., PhotoMedex, Inc. and PHMD Merger Sub, Inc. (Incorporated by reference to Exhibit 2.1 to the Issuer’s Form S-4/A, filed with the Commission on November 2, 2011)

3.1	--
Proposed Amended and Restated Articles of Incorporation of PhotoMedex, to be voted upon by the shareholders of the Issuer at its annual meeting of stockholders scheduled to be held on December 12, 2011.

9.1	--
Amended and Restated Shareholder Voting Support, Lock-Up and Confidentiality Agreement, dated as of October 31, 2011, by and among Radiancy, Inc., and the parties signatory thereto. (Incorporated by reference to Exhibit 9.2 to the Issuer’s Form S-4/A, filed with the Commission on November 2, 2011)

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this  8th day of December, 2011

/s/ James W. Sight
James W. Sight